FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated financial results for the first quarter ended June 30, 2005 which were filed with the Tokyo Stock Exchange on July 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: July 28, 2005	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

Consolidated Financial Results

for the First Quarter Ended June 30, 2005

(Prepared in Accordance with U.S. GAAP)

July 28, 2005

KONAMI CORPORATION

Address:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.com
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Chairman of the Board and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Executive Vice President and Chief Financial Officer (Phone: +81-3-5220-0163)

1. Preparation Basis for Consolidated Financial Results for the First Quarter Ended June 30, 2005

(1)	Adoption of U.S. GAAP:	Yes
(2)	Adoption of simplified methods in accounting principles:	None
(3)	Change in accounting policies:	None
(4)	Changes in reporting entities:	Yes
	Number of consolidated subsidiaries added:	3
	Number of consolidated subsidiaries removed:	6
	Number of affiliated companies added:	0
	Number of affiliated companies removed:	2

2. Consolidated Financial Results for the First Quarter Ended June 30, 2005

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes
Three months ended June 30, 2005	¥48,029	¥3,074	¥9,927
% change from previous period	1.5	4.3	245.9
Three months ended June 30, 2004	47,321	2,947	2,870
% change from previous period	(17.6)	(69.3)	(70.2)

Year ended March 31, 2005	260,691	28,136	27,442

	Net income	Basic and diluted net income per share
Three months ended June 30, 2005	¥5,439	¥41.75
% change from previous period	1960.2	—
Three months ended June 30, 2004	264	2.19
% change from previous period	(93.7)	—

Year ended March 31, 2005	10,486	87.41

Notes: 1. Equity in net income (loss) of affiliated companies
Three months ended June 30, 2005:		¥0
Three months ended June 30, 2004:		¥(825) million
Year ended March 31, 2005:		¥(6,293) million
2. Weighted-average common shares outstanding (consolidated)

Three months ended June 30, 2005:		130,287,026 shares
Three months ended June 30, 2004:		120,482,960 shares
Year ended March 31, 2005:		119,970,052 shares

3.	Net income per share was calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128 “Earnings per Share.”

(2) Consolidated Financial Position

	(Millions of Yen, except per share data)
	Total assets	Total stockholders’ Equity	Equity-assets ratio	Shareholders’ equity per share (Yen)
June 30, 2005	¥314,002	¥131,160	41.8%	¥1,006.48
June 30, 2004	284,442	99,216	34.9%	823.48

March 31, 2005	304,321	105,857	34.8%	885.97

Note:

Number of shares outstanding (consolidated)
June 30, 2005:	130,315,456 Shares
June 30, 2004:	120,482,792 Shares
March 31, 2005:	119,481,411 Shares

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating Activities	Investing activities	Financing activities
Three months ended June 30, 2005	¥(4,462)	¥8,874	¥(4,357)	¥89,278
Three months ended June 30, 2004	306	(3,512)	(2,919)	81,000

Year ended March 31, 2005	27,760	(14,343)	(11,670)	89,583

3. Consolidated Financial Forecast for the Year Ending March 31, 2006

	(Millions of Yen)
	Net revenues	Operating income	Income before income taxes	Net income
Year ending March 31, 2006	¥270,000	¥28,500	¥34,000	¥18,000

There has been no change in our forecast for the year ending March 31, 2006, since we originally announced it.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.

1. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health industry providing customers with “High Quality Life” and is comprised of KONAMI CORPORATION (the “Company”) and its 24 consolidated subsidiaries. Each of the Company and its subsidiaries categorized into business segments based on its operations as stated below. Business segment categorization is based on the same criteria explained below under “6. Segment Information (Unaudited).”

Business Segments	Major Companies
Digital Entertainment	Domestic	The Company *1,2,3,4 Konami Marketing Japan, Inc. HUDSON SOFT CO., LTD *4

	Overseas	Konami Digital Entertainment, Inc. Konami of Europe GmbH Konami Software Shanghai, Inc. Konami Marketing, Inc. Konami Corporation of Europe B.V. Konami Marketing (Asia) Ltd. Hudson Entertainment, Inc.

Gaming	Domestic	The Company *1,2,3,4

	Overseas	Konami Gaming, Inc. Konami Australia Pty Ltd., One other company

Health & Fitness	Domestic	The Company *1,2,3,4 Konami Sports Corporation Konami Sports Life Corporation Two other companies

Other	Domestic	KPE, Inc., Konami Marketing Japan, Inc. Konami Real Estate, Inc., Konami School, Inc. Two other companies

	Overseas	Konami Corporation of America Konami Corporation of Europe B.V., One other company

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
2.	Primary changes in major companies for the year ended June 30, 2005 are as follows:
*1.	The Company merged with Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., Konami Computer Entertainment Japan, Inc., Konami Online, Inc. and Konami Media Entertainment, Inc. on April 1, 2005.
*2.	The Company merged with Konami Traumer, Inc., on June 1, 2005
*3.	The Company has sold its entire shares of TAKARA Co., LTD and has dissolved its equity relationship on April 25, 2005.
*4.	As a result of the Company’s acceptance of a third party allotment of additional shares on April 27, 2005, HUDSON SOFT CO., LTD became a 53.99% owned consolidated subsidiary of the Company.
*5.	Digital Entertainment segment comprises previous Computer & Video Games segment, Toy & Hobby segment, Amusement segment, online business took over from Konami Online, Inc. and multimedia business took over from Konami Media Entertainment, Inc., on April 1, 2005.

2. Business Performance and Cash Flows

1. Business Performance

Overview

In the entertainment industry in which we operate, new markets for home video games are being developed with the introduction of new-style portable game consoles by Nintendo and Sony. Demand is expected to rise in the future with the release of new generation fixed-type game consoles by Nintendo, Sony and Microsoft.

With the rapid aging of the population resulting from a decline in the birthrate, the market in the health industry is expanding in light of increasing health consciousness among middle-aged and senior groups.

Under these circumstances, our business results expanded steadily for each segment during the three months ended June 30, 2005, in line with our plans.

In the computer and video game business within the Digital Entertainment Business segment, sales of two video game software series grew steadily: “Pro Evolution Soccer” for the European markets and “PROYAKYU SPIRITS 2” a title which reproduces the expressions and movements of a baseball player through advanced computer graphics. We exhibited numerous titles for our next-generation consoles at “E 3 2005” (Electronic Entertainment Expo 2005), the world’s largest electronic entertainment show held in the U.S. in May 2005, and received favorable reviews. In the toy & hobby business, sales continued to grow robustly for trading card games, represented by the “Yu-Gi-Oh! Official Card Game-Duel Monsters,” in Japan, the U.S. and Europe; the “PLAY-POEMS” series, a new genre of virtual game; and “THE JUSTIRISER,” a series of toys for boys. In particular, domestic sales of “Yu-Gi-Oh!” card games largely exceeded the sales for the same period of the previous year. In the amusement business, products utilizing “e-AMUSEMENT” services such as “MAH-JONG FIGHT CLUB,” received particularly favorable comments. In the online business, we started distributing contents in China to respond to the growing markets. New markets were also expanded as “Yu-Gi-Oh! ONLINE” services were introduced simultaneously in Japan, the U.S. and Europe.

In the gaming business, we steadily acquired market shares in the video slot machine category in the U.S. In addition, we completed our business foundation in North America by improving production capabilities through the launch of operations at our new factory in Las Vegas.

In the Health and Fitness segment, we exhibited “e-XAX” our original next-generation health management system, at “Health & Fitness Japan 2005,” a health industry convention held in June 2005. The new system received wide acclaim.

On April 1, 2005, we merged with our three home video game software production companies and two group companies in charge of our online, music and publication businesses. Later, on June 1, 2005, we completed a second merger with a subsidiary specialized in the planning/production/distribution of toys and upscale household goods. Through these mergers, we are building a system capable of adapting to changes in the environment of the entertainment industry.

On April 25, 2005, we dissolved our equity relationship with TAKARA Co., Ltd., an equity-method affiliate. On April 27, 2005, we accepted a third party allotment of additional shares and acquired shares of HUDSON SOFT CO., LTD., thereby changing the game software producer from an equity-method affiliate to a consolidated subsidiary.

As a result, consolidated net revenues for the three months ended June 30, 2005, amounted to ¥ 48,029 million, consolidated operating income was ¥ 3,074million, consolidated income before income taxes was ¥ 9,927million, and consolidated net income was ¥ 5,439million.

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Three months ended June 30, 2004	Three months ended June 30, 2005	% of previous period
Digital Entertainment	¥23,885	¥25,573	107.1
Gaming	3,270	2,683	82.0
Health & Fitness	19,210	19,662	102.4
Other, Corporate and Eliminations	956	111	11.6

Consolidated net revenues	¥47,321	¥48,029	101.5

In the video game software business within the Digital Entertainment segment, sales of the PlayStation2 version of “PROYAKYU SPIRITS 2” expanded in the domestic market. Overseas, the “Pro Evolution Soccer” series for the European markets continued to sell at high volumes. The PlayStation2 version of “ENTHUSIA PROFESSIONAL RACING” and the PlayStation Portable version of “METAL GEAR ACID” also remained popular.

In the toy & hobby business, sales of the “Yu-Gi-Oh!” card game, series, with an established position as our global strategic product focusing on domestic, U.S., and European markets, to grow. Domestic sales, in particular, substantially exceeded the level of the previous year. As a follow-up to the “Yu-Gi-Oh!” card game series, we released card games drawn from the popular TV animation series “MARHEAVEN” and “EYESHIELD21.” Both new card games are achieving firm sales.

In the amusement business, the “MAH-JONG FIGHT CLUB” series products exploiting “e-AMUSEMENT” services for amusement arcades continued to sell steadily. As for token-operated products, “GI-TURFWILD2” a large-scale online horseracing game machine, and “SAIKARANMAN,” a single-token game machine with enhanced communication capabilities, received high reviews in the market.

The full-fledged launch of the on-line game business, an area expected to grow in the future, started with the provision of on-line game battle services such as “WORLD SOCCER Winning Eleven 8 LIVEWARE EVOLUTION” released in March 2005 and the full-scale operation of “Yu-Gi-Oh! ONLINE” commenced in April 2005. The business of delivering mobile contents both in Japan and on a global scale via major carriers progressed steadily as well.

In the multimedia business, we released our “Tokimeki Memorial 10th Anniversary” CD bundled with a paper craft as a 10-year celebration product of the “Tokimeki Memorial” series. The new CD received favorable reviews.

Further, we produced an original TV animation program, “GOKUJO SEITOKAI” and released derivative products such as music CDs, DVDs, and character goods. In the future we plan to develop further products combining products from each business and utilizing contents from various sectors of the Digital Entertainment segment.

As a result, consolidated net revenue of the Digital Entertainment Business for the three months ended June 30, 2005 amounted to ¥ 25,573 million (107.1% of consolidated net revenue for the same period in the previous year).

In the Gaming segment, with the completion of a new office and production facility in North America in June, we are working to further strengthen our business. We sold video slot machines, our leading product, in the Canadian province of Ontario and the U.S. states of Nevada, California, and Michigan. Mechanical slot machines marketed from December 2003 onward have also been recording steady sales. We are receiving steadily increasing orders for “Forcise” a highly profitable casino management system, and we expect the product to contribute further to our revenues.

In Australia, where the gaming market is leveling off in general, machines featuring our link progressive jackpot system were well received and maintained sales level. Exports to European and Asian markets are increasing steadily as well.

As a result, consolidated net revenue of the Gaming segment for the three months ended June 30, 2005 amounted to ¥ 2,683 million (82.0% of consolidated net revenue for the same period in the previous year).

With regard to management of fitness clubs in the Health and Fitness segment, we expanded our network of Konami Sports Club facilities further and opened Konami Sports Club Honten Hachioji (Tokyo) in May 2005 and Konami Sports Club in Takamatsu (Kagawa prefecture) in June 2005.

In the area of fitness products, we have introduced an original line of next-generation training machines with feature that provide entertainment and cater to individuals who want to stay fit while having fun and the “e-XAX” an IT health management system that links together the three scenes of customers’ daily life, i.e., fitness clubs, home, and outside the home in our nationwide sports clubs. This product has been very well received by customers. We also made efforts to promote sales of existing products such as our original “FLAVANGENOL” and “BIOMETRICS WATER” supplements. In April 2005, we established Self Fitness Club Co., Ltd. with the aim of developing business under a new brand and developing a price-competitive fitness club that provides an unprecedented self-service style environment.

As a result, consolidated net revenue of the Health & Fitness segment was ¥ 19,662 million for the three months ended June 30, 2005 (102.4% of consolidated net revenue for the same period in the previous year).

(2) Cash Flows

Cash flow summary for the three months ended June 30, 2005:

	Millions of Yen
	Three months ended June 30, 2004	Three months ended June 30, 2005
Net cash provided by (used in) operating activities	¥306	¥(4,462)
Net cash provided by (used in) investing activities	(3,512)	8,874
Net cash used in financing activities	(2,919)	(4,357)
Effect of exchange rate changes on cash and cash equivalents	240	(360)
Net decrease in cash and cash equivalents	(5,885)	(305)
Cash and cash equivalents, end of the period	81,000	89,278

Cash flows from operating activities:

Net cash used in operating activities amounted to ¥4,462 million for the three months ended June 30, 2005, compared to net cash provided by operating activities amounted to ¥306 million for the three months ended June 30, 2004.

Cash flows from investing activities:

Net cash provided by investing activities amounted to ¥8,874 million for the three months ended June 30, 2005, compared to net cash used in investing activities amounted to ¥3,512 million for the three months ended June 30, 2004. This resulted primarily from proceeds from sales of shares of an affiliated company amounted to ¥11,016 million.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥4,357 million for the three months ended June 30, 2005, compared to ¥2,919 million for the three months ended June 30, 2004. This was due primarily to ¥3,039 million payments of dividends and a decrease of ¥775 million in short-term borrowings.

3. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2005		June 30, 2005		June 30, 2005
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥89,583		¥89,278		$807,069
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥604 million and ¥ 452 million ($ 4,086 thousand) at March 31, 2005 and June 30, 2005, respectively	33,577		22,861		206,662
Inventories	15,488		21,900		197,975
Deferred income taxes, net	18,392		13,577		122,736
Prepaid expenses and other current assets	4,898		10,068		91,014

Total current assets	161,938	53.2	157,684	50.2	1,425,456

PROPERTY AND EQUIPMENT, net	46,595	15.3	47,297	15.1	427,563

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	165		194		1,754
Investments in affiliates	5,184		—		—
Identifiable intangible assets	45,991		45,969		415,558
Goodwill	849		17,963		162,385
Lease deposits	24,216		25,211		227,906
Other assets	19,383		19,684		177,942

Total investments and other assets	95,788	31.5	109,021	34.7	985,545

TOTAL ASSETS	¥304,321	100.0	¥314,002	100.0	$2,867,564

See accompanying notes to consolidated financial statements

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2005		June 30, 2005		June 30, 2004
		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥8,582		¥12,701		$114,816
Current portion of long-term debt and capital lease obligations	16,727		16,490		149,069
Trade notes and accounts payable	16,134		15,530		140,391
Accrued income taxes	28,372		16,589		149,964
Accrued expenses	19,875		15,974		144,404
Deferred revenue	5,396		5,505		49,765
Other current liabilities	4,741		9,861		89,143

Total current liabilities	99,827	32.8	92,650	29.5	837,552
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	52,780		52,937		478,548
Accrued pension and severance costs	2,344		2,654		23,992
Deferred income taxes, net	16,147		16,247		146,872
Other long-term liabilities	1,879		2,917		26,370

Total long-term liabilities	73,150	24.0	74,755	23.8	675,782

TOTAL LIABILITIES	172,977	56.8	167,405	53.3	1,513,334

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	25,487	8.4	15,437	4.9	139,550

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 128,737,566 shares at March 31, 2005 and 139,531,708 shares at June 30, 2005; outstanding 119,481,411 shares at March 31, 2005 and 130,315,456 shares at June 30, 2005	47,399	15.6	47,399	15.1	428,485
Additional paid-in capital	46,736	15.4	70,664	22.5	638,799
Retained earnings	37,779	12.4	39,294	12.5	355,216
Accumulated other comprehensive income	2,217	(0.7)	2,071	0.7	18,722

Total	134,128	44.1	159,428	50.9	1,441,222
Treasury stock, at cost- 9,256,155shares and 9,216,252 shares at March 31, 2005 and June 30, 2005, respectively	(28,271)	(9.3)	(28,268)	(9.0)	(255,542)

Total stockholders’ equity	105,857	34.8	131,160	41.8	1,185,680

TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	¥304,321	100.0	¥314,002	100.0	$2,838,564

See accompanying notes to consolidated financial statements

4. Consolidated Statements of Operations (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Three months ended June 30,						Three months ended June 30,
	2004			2005			2005
			%			%
NET REVENUES:
Product sales revenue		¥28,433			¥30,409		$274,896
Service revenue		18,888			17,620		159,284

Total net revenues		47,321	100.0		48,029	100.0	434,180

COSTS AND EXPENSES:
Costs of products sold		17,388			17,153		155,062
Costs of services rendered		16,520			16,707		151,031
Selling, general and administrative		10,466			11,095		100,298

Total costs and expenses		44,374	93.8		44,955	93.6	406,391

Operating income		2,947	6.2		3,074	6.4	27,789

OTHER INCOME (EXPENSES):
Interest income		93			141		1,275
Gain on sale of shares of an affiliated company		—			6,917		62,529
Interest expense		(222)			(232)		(2,097)
Other, net		52			27		244

Other income (expenses), net		(77)	(0.1)		6,853	14.3	61,951

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES		2,870	6.1		9,927	20.7	89,740
INCOME TAXES		1,588	3.4		4,380	9.2	39,595
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES		1,282	2.7		5,547	11.5	50,145
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES		193	0.4		108	0.2	977
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES		(825)	(1.7)		—	—	—

NET INCOME		¥264	0.6		¥5,439	11.3	$49,168

	Yen						U.S. Dollars
	Three months ended June 30,						Three months ended June 30,
	2004			2005			2005
PER SHARE DATA:
Basic and diluted net income per share	¥		2.19	¥		41.75	$0.38

Weighted-average common shares outstanding		120,482,960			130,287,026

See accompanying notes to consolidated financial statements

5. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Three months ended June 30, 2004	Three months ended June 30, 2005	Three months ended June 30, 2005
Cash flows from operating activities:
Net income	¥264	¥5,439	$49,168
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	2,026	2,157	19,499
Provision for doubtful receivables	(462)	(148)	(1,338)
Gain on sale of shares of an affiliated company	—	(6,917)	(62,529)
Loss on sale or disposal of property and equipment, net	177	—	—
Equity in net loss of affiliated companies	825	—	—
Minority interest	193	108	976
Deferred income taxes	292	3,932	35,545
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	8,175	11,587	104,746
Increase in inventories	(2,938)	(5,309)	(47,993)
Decrease in trade notes and accounts payable	(2,473)	(592)	(5,352)
Decrease in accrued income taxes	(4,262)	(10,956)	(99,042)
Decrease in accrued expenses	(3,188)	(2,544)	(22,998)
Increase in deferred revenue	140	177	1,600
Other, net	1,537	(1,396)	(12,618)

Net cash provided by operating activities	306	(4,462)	(40,336)
Cash flows from investing activities:
Capital expenditures	(3,629)	(1,061)	(9,591)
Proceeds from sales of shares of an affiliated company	—	11,016	99,584
Decrease in time deposits, net	—	(623)	(5,632)
Decrease in proceeds from the merger	—	(504)	(4,556)
Decrease in lease deposits, net	48	91	823
Other, net	69	(45)	(408)

Net cash used in investing activities	(3,512)	8,874	80,220
Cash flows from financing activities:
Net increase (decrease) in short-term borrowings	2,513	(775)	(7,006)
Repayments of long-term debt	(232)	(246)	(2,224)
Principal payments under capital lease obligations	(641)	(301)	(2,721)
Dividends paid	(4,099)	(3,039)	(27,472)
Purchases of treasury stock by parent company	(1)	(16)	(145)
Purchases of treasury stock by subsidiaries	(299)	—	—
Other, net	(160)	20	181

Net cash used in financing activities	(2,919)	(4,357)	(39,387)
Effect of exchange rate changes on cash and cash equivalents	240	(360)	(3,254)
Net decrease in cash and cash equivalents	(5,885)	(305)	(2,757)
Cash and cash equivalents, beginning of the period	86,885	89,583	809,826

Cash and cash equivalents, end of the period	¥81,000	¥89,278	$807,069

See accompanying notes to consolidated financial statements

6. Segment Information (Unaudited)

a . Operations in Different Industries

Three months ended June 30, 2004	Digital Entertainment	Gaming	Health & Fitness,	Other, corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥23,746	¥3,270	¥19,184	¥1,121	¥47,321
Intersegment	139	—	26	(165)	—

Total	23,885	3,270	19,210	956	47,321
Operating expenses	20,394	2,879	18,464	2,637	44,374

Operating income (loss)	¥3,491	¥391	¥746	¥(1,681)	¥2,947

Three months ended June 30, 2005	Digital Entertainment	Gaming	Health & Fitness,	Other, corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥25,277	¥2,683	¥19,641	¥428	¥48,029
Intersegment	296	—	21	(317)	—

Total	25,573	2,683	19,662	111	48,029
Operating expenses	20,263	2,372	19,483	2,837	44,955

Operating income (loss)	¥5,310	¥311	¥179	¥(2,726)	¥3,074

Three months ended June 30, 2005	Digital Entertainment	Gaming	Health & Fitness,	Other, corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$228,503	$24,254	$177,554	$3,869	$434,180
Intersegment	2,676	—	190	(2,866)	—

Total	231,179	24,254	177,744	1,003	434,180
Operating expenses	183,177	21,443	176,125	25,646	406.391

Operating income (loss)	$48,002	$2,811	$1,619	$(24,643)	$27,789

Notes:	1.	Primary businesses of each segment are as follows:

Digital Entertainment Segment: include following five business areas

		Computer & Video Games:	Production, manufacture and sale of video game software for consoles. Production of contents for mobile phones. Distribution of video game software produced by third parties. Production of online game software.
		Toy & Hobby:	Planning, production and sale of card games, electronic toys, toys for boys, candy toys, figures, character goods and others.
		Amusement:	Design, manufacture and sale of the content for amusement facilities such as video games and token-operated games.
		Online:	Creation of systems for online games. Management and operation of online servers. Distribution of the content for mobile phones.
		Multimedia:	Planning, production and sale of the products related to music and video. Planning, production and sale of books and magazines.
		Gaming Segment	Design manufacture and sale of gaming machines for casinos and casino management systems.
		Health & Fitness Segment	Management of fitness centers. Design manufacture and sale of fitness machines and health-related products.
	2.	See Notes (*5) on page 3 for Digital Entertainment segment information.
	3.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”
	4.	“Corporate” primarily consists of administrative expenses of the Company.
	5.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.
	6.	Intersegment revenues primarily consist of sub-licensing of intellectual property rights from Digital Entertainment segment to Gaming segment and sales of hardware and components from Digital Entertainment segment to Health & Fitness segment.

b . Operations in Geographic Areas

Three months ended June 30, 2004	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥35,143	¥6,170	¥4,106	¥1,902	¥47,321	—	¥47,321
Intersegment	8,090	545	—	26	8,661	¥(8,661)	—

Total	43,233	6,715	4,106	1,928	55,982	(8,661)	47,321
Operating expenses	40,366	7,085	4,044	1,621	53,116	(8,742)	44,374

Operating income (loss)	¥2,867	¥(370)	¥62	¥307	¥2,866	¥81	¥2,947

Three months ended June 30, 2005	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥38,332	¥5,245	¥2,338	¥2,114	¥48,029	—	¥48,029
Intersegment	5,886	183	—	45	6,114	¥(6,114)	—

Total	44,218	5,428	2,338	2,159	54,143	(6,114)	48,029
Operating expenses	40,907	5,605	2,962	1,591	51,065	(6,110)	44,955

Operating income (loss)	¥3,311	¥(177)	¥(624)	¥568	¥3,078	¥4	¥3,074

Three months ended June 30, 2005	Japan	Americas	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$346,520	$47,415	$21,135	$19,110	$434,180	—	$434,180
Intersegment	53,209	1,654	—	407	55,270	$(55,270)	—

Total	399,729	49,069	21,135	19,517	489,450	(55,270)	434,180
Operating expenses	369,798	50,669	26,776	14,382	461,625	(55,234)	406,391

Operating income (loss)	$29,931	$(1,600)	$(5,641)	$5,135	$27,825	$(36)	$27,789

Note:	1.	For the purpose of presenting its operations in geographic areas above, the Company and its subsidiaries attribute revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes:

1.	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2.	Comprehensive income for the three months ended June 30, 2004 and 2005 which consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	Three months ended June 30, 2004	Three months ended June 30, 2005	Three months ended June 30, 2005
Net income	¥264	¥5,439	$49,168
Other comprehensive income:
Foreign currency translation adjustments	314	(66)	(597)
Net unrealized gains on available-for-sale securities	53	212	1,917

	367	146	1,320

Comprehensive income	¥631	5,585	50,488